

August 13, 2010

Peter Lamoureux
President
Everest Asset Management, Inc.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re: The Everest Fund, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibits 31 and 32

1. Reference is also being made to your Form 10-Q for the quarter ended March 31, 2010. We note that your 302 and 906 certifications are signed only by the general partner's executive officer. Explain to us why your certifications are not also being signed by Peter Ecob, who serves as the general partner's principal financial officer.

2. Refer also to Exhibit 31 of your Form 10-Q for the quarter ended March 31, 2010. Please revise your 302 certification to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that you have added an additional paragraph [6] to your certification.

Form 10-Q for the quarter ended March 31, 2010

Item 4. Controls and Procedures

3.   We note that you evaluated disclosure controls and procedures as of 90 days prior to the filing date. Advise us on how you comply with the requirements in Item 307 of Regulation S-K to conclude on the effectiveness as of the end of the period covered by the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief